08000948

February 20, 2008

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 023/2008, AIS-CP 024/2008**

Subject: 1. Notification of the Resolutions of the Board of Directors' Meeting No. 2/2008. (Revise)

2. Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS093A and AIS093B)

Date: February 20, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance by fax at (662) 299-5165 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

PROCESSED
MAR 0 3 2008
THOMSON
FINANCIAL

Faithfully yours,

Mr. Pong-Amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
February 20, 2008

AIS-CP 023/2008

February 20, 2008

Re: Notification of the Resolutions of the Board of Directors' Meeting No. 2/2008. (Revise)

To: The President
The Stock Exchange of Thailand

Advanced Info Service Plc. ("the Company") would like to amend the resolution of the Board of Directors' Meeting No. 2/2008, which has disclosed to the Stock Exchange of Thailand as the following matters:

1. The designate authorized signatory

   From : "Mr. Somprasong Boonyachai, Mr. Vikrom Sriprataks, and Mr. Suphadej Poonpipat, two out of these three directors sign collectively with the Company seal affixed".

   To : "Mr. Somprasong Boonyachai and Mr. Vikrom Sriprataks, two of these directors sign collectively with the Company seal affixed".

2. The date of the 2008 Annual General Meeting of shareholders

   From : April 10, 2007

   To : April 10, 2008

Summary Translation Letter
To the Stock Exchange of Thailand
February 20, 2008

AIS-CP 024/2008

February 20, 2008

Subject: Notification of the Book Closing for Interest Payment of Debentures of the Company (AIS093A and AIS093B)

To: The President
The Stock Exchange of Thailand

Refer to: 1. The Letter NO. IVS.IB 08/0658 of TMB Bank Plc. on February 20, 2008
2. The Letter NO. IVS.IB 08/0661 of TMB Bank Plc. on February 20, 2008

Advanced Info Service Public Company Limited ("the Company") would like to inform you that the Company will close the registered book for interest payment of debentures of the Company (AIS093A and AIS093B), the detail are shown in the referenced letter.

Summary Translation Letter
To the Stock Exchange of Thailand
February 20, 2008

Referenced Letter No. 1

IVS.IB.08/0658

February 20, 2008

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS093A

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.1/2002, DUE 2009 would like to announce that the registered book of AIS093A will be closed from 12.00 on March 7, 2008 for the right to receive the interest for the period # 12. AIS093A will be paid the interest on March 21, 2008 with interest rate 6.25 % from the period of September 21, 2007 to March 20, 2008 for 182 days.

Referenced Letter No. 2

IVS.IB.08/0661

February 20, 2008

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS093B

END

Dear Sir,

We, TMB BANK Public Company Limited. As a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.2/2002, DUE 2009 would like to announce that the registered book of AIS093B will be closed from 12.00 on March 7, 2008 for the right to receive the interest for the period # 12. AIS093B will be paid the interest on March 21, 2008 with interest rate 4.35 % from the period of September 21, 2007 to March 20, 2008 for 182 days and principal repayment at THB. 166.6667 per unit